Exhibit 99.1

7 February 2005

Transaction in Own Shares

Mitchells & Butlers plc announces that on 7 February 2005 it purchased 400,000 of its ordinary shares at a price of 338.4571 pence per ordinary share. 200,000 of these shares will be held as treasury shares and 200,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 200,000 shares and excluding treasury shares) is 518,737,911. Following the above purchase, Mitchells & Butlers plc holds 2,361,129 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.